UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Disposal of Treasury Shares

1. Number of Treasury Shares to be Disposed		Common shares	71,726

		Preferred shares	—

2. Price of the Treasury Shares to be Disposed (Won)		Common shares	50,276
		Preferred shares	—

3. Estimated Aggregate Disposal Value (Won)		Common shares	3,606,096,376
		Preferred shares	—

4. Disposal Period		From	February 4, 2026
		To	March 25, 2026

5. Purpose of Disposal			Disclosure of the entire stock option grant approved at a previous annual general meeting of shareholders due to the initial exercise of stock options

6. Method of Disposal			Over-the-counter

7. Disposal Counterparties			9 current and retired executive officers

8. Investment Brokerage Agent			—

9. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	1,807,778	Percentage of shares (%)	0.84
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—

10. Date of Decision of Disposal			January 28, 2026

- Attendance of Outside Directors			—

- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—

11. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

12. Other Matters Relating to an Investment Decision

-

In accordance with Article 5-9 of the Regulation on Securities Issuance and Disclosure, this report concerns the disclosure of all stock options granted at the general meeting of shareholders held in 2021 (the “2021 General Meeting of Shareholders”) as shares scheduled for disposal, triggered by the initial exercise of stock options by certain of the grantees. Currently, 609 shares have been confirmed for disposal (exercising grantee: one retired executive officer).

-

Regarding Item 1 above, in accordance with Article 5-9 of the Regulation on Securities Issuance and Disclosure, the number of treasury shares to be disposed of includes all stock options granted at the 2021 General Meeting of Shareholders (101,060 shares), except shares for which rights have expired (29,334 shares). If stock options are exercised in the future, the number of treasury shares to be disposed of will be confirmed and distributed accordingly.

-

As the holder of the stock options that were exercised at this time have elected for the “compensation in treasury shares for the difference in price” method, SK Telecom Co., Ltd. (the “Company”) will transfer treasury shares equivalent in value to the difference between the exercise price and the closing market price on the exercise date. A total of 5,375 stock options have been exercised, and 609 treasury shares have been confirmed for payment. The number of shares to be disposed of was calculated based on the closing market price on the stock option exercise date.

-	Among the exercisable stock options, 66,351 shares remain unconfirmed for disposal and may be subject to change depending on future exercise requests and methods of settlement.

(Unit: shares and Won)

Classification	Exercisable stock options	Exercised	Not yet exercised	Exercise price	Exercisable period
Granted in 2021	71,726	5,375	66,351	50,276	March 25, 2026
Total	71,726	5,375	66,351

-	Regarding Item 2 above, the price of the treasury shares to be disposed of is the exercise price of the stock options.

-	Regarding Item 3 above, the estimated aggregate disposal value has been calculated by multiplying the number of shares to be disposed of by the disposal price per share.

-	Regarding Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of each recipient.

-	Pursuant to Article 176-2 of the Financial Investment Services and Capital Markets Act, a separate resolution by the board of directors is not required.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	1,807,778	—	—	—	1,807,778	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,807,778	—	—	—	1,807,778	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	1,807,778	—	—	—	1,807,778	—
			Preferred shares	—	—	—	—	—	—

[Additional Disclosure Items]

1.	Relationship between the Company or its largest shareholder and each counterparty to the disposal

-	Individual(s) who exercised stock options granted at the March 2021 Annual General Meeting of Shareholders

2.	Reason for selection of counterparties to the disposal

-	Grant of stock options at the March 2021 Annual General Meeting of Shareholders

3.	Number of shares disposed of per counterparty (shares)

-	Number of stock options granted at the March 2021 Annual General Meeting of Shareholders

4.	Basis for price calculation

-	Exercise price of the stock options granted at the March 2021 Annual General Meeting of Shareholders

5.	Expected dilutive effect on the value of the Company’s shares

-

While the number of outstanding shares will increase by the number of shares transferred based on the application of the “compensation in treasury shares for the difference in price” method (not the entire number of treasury shares scheduled for disposal (71,726 shares)), considering the total number of outstanding shares, the dilutive effect on the value of the Company’s shares is expected to be limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: January 28, 2026